UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                   EASYLINK SERVICES INTERNATIONAL CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    46059F109
                                 --------------
                                 (CUSIP Number)

                             I. Michael Bayda, Esq.
                   McElroy, Deutsch, Mulvaney & Carpenter, LLP
             88 Pine Street, New York, New York 10005 212-483-9490
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 October 8, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-7(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       2

                                  SCHEDULE 13D

CUSIP No. 46059F109
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(1)      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Jerome Belson
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A                                  (a) |_|
         MEMBER OF A GROUP (See Instructions)                            (b) |X|

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         Not applicable.
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  576,720
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9) SOLE DISPOSITIVE POWER

                                               576,720

                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         576,720
--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN                                    |_|
         ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.3%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 46059F109
--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Toby Goldstein
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A                                  (a) |_|
         MEMBER OF A GROUP (See Instructions)                            (b) |X|

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         Not applicable.
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  ---
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9) SOLE DISPOSITIVE POWER

                                               ---

                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares
--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN                                    |_|
         ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 46059F109
--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Joshua Goldstein
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A                                  (a) |_|
         MEMBER OF A GROUP (See Instructions)                            (b) |X|

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         Not applicable.
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  50,000
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9) SOLE DISPOSITIVE POWER

                                               50,000

                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000 shares
--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN                                    |_|
         ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


       Item 5 of the Schedule 13D, dated July 15, 2007, filed by Jerome Belson, Toby Goldstein and Joshua Goldstein, with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of EasyLink Services International Corporation, previously known as Internet Commerce Corporation (the "Company"), is hereby amended by adding thereto the information set forth below in this Amendment No. 1 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       Item 5 (a) and (c) is hereby supplemented by the addition of the following:

       (a) As of the close of business on October 10, 2008, Jerome Belson, Toby Goldstein and Joshua Goldstein owned 576,720, 0 and 50,000 shares, respectively, of the Common Stock of the Company for an aggregate of 626,720 shares, representing approximately 2.5% of the outstanding Common Stock of the Company (based on information from the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2008).

       (c) During the 60 days preceding October 11, 2008, Jerome Belson sold shares of Common Stock of the Company as described below. All transactions were open market transactions made on the NASDAQ National Market.

                Date         Shares Purchased      Price Per Share

       September 17, 2008             9,799                $3.42
       September 17, 2008             4,700                 3.31
       October 7, 2008              250,000                 2.21
       October 7, 2008                5,000                 2.67
       October 8, 2008              129,700                 1.80
       October 8, 2008              109,550                 1.81
       October 9, 2008              250,000                 1.69
       October 9, 2008               90,735                 1.80
       October 10, 2008              25,000                 1.75
       October 10, 2008              37,000                 1.40
       October 10, 2008               7,500                 1.80

       During the 60 days preceding October 11, 2008, Jerome Belson sold for the account of Toby Goldstein shares of Common Stock of the Company as described below. All transactions were open market transactions made on the NASDAQ National Market.

                Date         Shares Purchased      Price Per Share

       October 10, 2008               3,500                $1.71

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2008

                                                     /s/ Jerome Belson
                                                     ---------------------------
                                                     Jerome Belson


                                                     /s/ Toby Goldstein
                                                     ---------------------------
                                                     Toby Goldstein


                                                     /s/ Joshua Goldstein
                                                     ---------------------------
                                                     Joshua Goldstein

                                       11